COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES                                                                  EXHIBIT 12
( in thousands )
                                                                                        Years ended December
                                                                                                31,
                                                                          1998                  1997                1996

EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating
     undistributed earnings of 20%- to 50%-owned affiliates        $        229,743  $               286,135 $        221,565
Fixed charges excluding capitalized interest and preferred stock
     dividends of majority-owned subsidiary companies                        52,113                   22,618           13,050

Earnings as defined                                                $        281,856  $               308,753 $        234,615

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs       $         47,108  $                18,543 $          9,629
Interest capitalized                                                            341                    1,193              749
Portion of rental expense representative of the interest factor               5,005                    4,075            3,421
Preferred stock dividends of majority-owned subsidiary companies                 80                       80               80

Fixed charges as defined                                           $         52,534  $                23,891 $         13,879

RATIO OF EARNINGS TO FIXED CHARGES                                             5.37                    12.92            16.90